Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Clarus Corporation:

We consent to the use of our report dated March 15, 2010, with respect to the consolidated balance sheets of Clarus Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Salt Lake City, Utah
December 14, 2010